FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of December 2002.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Representative Director and CFO

Date: December 19, 2002

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of December 19, 2002 regarding transfer of Konami Sports Corporation shares from Konami Corporation to its wholly-owned subsidiary

2.	Press release of December 19, 2002 regarding dissolution of Konami Asia (Singapore) Pte. Ltd., a wholly-owned subsidiary

FOR IMMEDIATE RELEASE

December 19, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Stock code number: 9766 at TSE1
Ticker symbol: KNM on NYSE
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Corporate Planning Division
Tel: +81-3-5220-0374

Konami to Transfer Konami Sports Shares to Wholly-Owned Subsidiary

Konami Corporation (“Konami”) hereby announces that its Board of Directors decided on December 19, 2002 to transfer all of its 15,457,741 shares in Konami Sports Corporation (“Konami Sports”) to its wholly-owned subsidiary, Konami Sports Life Corporation (“Konami Sports Life”), as explained below.

1.	Shares to be transferred:

Investee:	Konami Sports Corporation
Type:	Common stock
Number of shares:	15,457,741 shares (54.64% of total number of shares issued)

2.	Transferee:

Konami Sports Life Corporation (wholly-owned subsidiary of Konami)

3.	Transfer price:

30,034,390,763 yen
(1,943 yen per share, which was the closing price quoted on the Tokyo Stock Exchange on December 18, 2002)

4.	Date of transfer:

Wednesday, January 15, 2003

5.	Reason for transfer:

Konami is actively considering changing its corporate structure by reorganizing into a pure holding company by April 2004.
Konami has decided to operate its businesses related to sports club facilities, fitness machines for sports club use and home use, and retail operations at such clubs, which are currently a part of the AC segment, as an integrated part of its sports club operation business (H&F business) performed by Konami Sports in order to improve efficiency. Thus, Konami has decided to transfer its shares in Konami Sports to Konami Sports Life and to give Konami Sports Life control over the H&F business, which will permit sports club and related operations to be integrated in a single company.

6.	Effect of transfer:

As a result of share transfer, a loss of approximately 39 billion yen will be incurred by Konami on a non-consolidated basis. However, Konami does not expect any effect on its consolidated results of operations because such loss will be eliminated in the consolidation process.

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7.	Future corporate structure of the Konami group:

Since Konami is currently considering changing its corporate structure by reorganizing into a pure holding company, this share transfer is considered to be the first step in this process. The new holding company structure will be announced when determined. However, the currently envisioned corporate structure is as follows:

Notes:
CS:	Consumer Software
T&H:	Toy & Hobby
AC:	Amusement Content
GC:	Gaming Content
H&F:	Health & Fitness

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs, including those related to the possible change in corporate structure, are forward-looking statements about the future performance of Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include any changes in the legal, regulatory or business environment that would alter the perceived costs and benefits of changing the corporate structure.

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FOR IMMEDIATE RELEASE

December 19, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Stock code number: 9766 at TSE1
Ticker symbol: KNM on NYSE
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Corporate Planning Division
Tel: +81-3-5220-0374

Dissolution of Wholly-Owned Subsidiary
Konami Asia (Singapore) Pte. Ltd.

Konami Corporation (“Konami”) hereby announces that its Board of Directors decided on December 19, 2002 to dissolve its wholly-owned subsidiary, Konami Asia (Singapore) Pte. Ltd. as explained below.

1.	Reasons for the Dissolution

Konami Asia (Singapore) Pte. Ltd. was established in Singapore as a holding company for sales subsidiaries in Asia. However, there is no longer need for a holding company as a result of the reorganization of the Konami group sales subsidiaries. As a result, Konami has decided to dissolve the subsidiary.

2. Company Information

(1) Name of the company	Konami Asia (Singapore) Pte. Ltd.
(2) Address	138 Robinson Road #17-00 The Corporate Office Singapore 068906
(3) Name of representative	Kagehiko Kozuki, Director and President
(4) Type of business	Holding shares of the Konami group sales subsidiaries
(5) Capital	S$ 1,500,000
(6) Ownership	100% owned by Konami Corporation

3.	Schedule of Dissolution

The dissolution is scheduled to be completed in December 2002.

4.	Impact of Dissolution

Konami does not expect that the dissolution of this subsidiary will have a material impact on its consolidated results of operations or financial condition.